

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2014

Via E-mail
David Crane
President and Chief Executive Officer
NRG Yield, Inc.
211 Carnegie Center
Princeton, NJ 08540

   Re: NRG Yield, Inc.
     Registration Statement on Form S-1
     Filed June 16, 2014
     File No. 333-196808
     NRG Energy, Inc., NRG Yield Inc. and GenOn Energy, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2013
     Filed February 28, 2014
     File Nos. 001-15891, 001-36002 and 001-16455

Dear Mr. Crane:

   We have limited our review of your registration statement and annual reports to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement or annual report and providing the requested information within ten business days. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement or annual report and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that we will coordinate any request to accelerate effectiveness of your registration statement with resolution of all issues related to the Form 10-K for the fiscal year ended December 31, 2003, addressed below.

Exhibit 5.1. Form of Opinion of Kirkland & Ellis LLP

2. We note from the second paragraph that counsel has examined the Second Amended and Restated Certificate of Incorporation of the Company "filed with the Secretary of State of the State of Delaware." However, the fourth paragraph then states, "upon the filing of the

Second Amended and Restated Certificate with the Secretary of the State of Delaware, the Shares will be duly authorized . . . ." Please tell us whether counsel intended to reference the Amended and Restated Certificate of Incorporation, incorporated by reference as Exhibit 3.1 of the Form S-1. Alternatively, if counsel has accurately referenced the Second Amended and Restated Certificate, please tell us whether you have filed it with Delaware's Secretary of State and include it as an exhibit.

NRG Energy, Inc. Form 10-K for the Year Ended December 31, 2013

3. Unless otherwise indicated, please apply all comments issued on NRG Energy, Inc. to NRG Yield, Inc. and GenOn Energy, Inc. as applicable.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 61

Liquidity and Capital Resources, page 82

Cash Flow Discussion, page 90

4. Please provide a discussion of cash flows for all periods presented in your filing. Refer to the Instructions to paragraph 303(a) of Regulation S-K.

Financial Statements, page 110

Notes to Consolidated Financial Statements, page 120

Note 2 – Summary of Significant Accounting Policies, page 122

Development Activity Expenses and Capitalized Interest, page 123

5. We note that project development costs are expensed in the preliminary stages of a project and capitalized when the project is deemed to be commercially viable. Please confirm that amounts capitalized include only those costs deemed directly identifiable and related to your projects and exclude indirect general and administrative and overhead type costs, including costs of support functions.

Revenue Recognition, page 125

6. We note that you record the sale of emission allowances on a net basis within operating revenues. Please provide us with a comprehensive discussion of your emission allowance accounting policy, including how you record them when earned and/or acquired. If you both purchase emissions allowances and receive them free of charge, please tell us how you determine the cost netted within revenues. Also, quantify for us

the amount of emission allowance revenue recorded within the periods presented in your filing.

Note 5 – Accounting for Derivative Instruments and Hedging Activities, page 139

7. We note your unrealized mark-to-market results table on page 143. Please clarify for us the nature of the first two "reversal" line items included in this table.

Note 12 – Debt and Capital Leases, page 151

CVSR Financing, page 160

8. We read on page 85 and elsewhere in your document that you have submitted applications to the U.S. Treasury for cash grants of approximately $539 million related to your solar energy projects and have recorded such amounts as a grant receivable at December 31, 2013. Please tell us your basis in GAAP for recording a receivable when you apply for the grant rather than when the grants are awarded. We note your disclosure at the top of page 46 indicating that the applications are subject to approval and that the amount of cash grants you will actually receive may differ materially from the amount expected. Furthermore, we note that you only received 75% of the CVSR grant for which you applied and that you have reserved a portion of the receivable balance.

Note 20 – Stock Based Compensation, page 178

9. We note your market stock unit disclosure on page 180 indicating that the value of the common stock on the date of grant is based on the 20-day average of the common stock closing price. Please tell us why you use a 20-day average instead of a single grant date in determining the fair value of these awards.

Exhibits 12.1 and 12.2

10. Please refer to your response to comment 17 in your letter to us dated May 8, 2013 regarding your Form 10-K for the year ended December 31, 2012. Although you stated that you would remove the line item "net income/(loss) attributable to noncontrolling interest" in the calculation of total earnings for the purpose of computing the ratio of earnings to fixed charges, we note that you have not done so. Please advise.

NRG Energy, Inc. Form 10-K/A Filed April 4, 2014

11. We note that you filed this amendment to include the internal control over financial reporting attestation report of your independent registered public accounting firm, which was inadvertently omitted from your original Form 10-K filing. Please be advised that the amendment must contain the complete text of the item being amended. Since you amended for the attestation report included in Item 15, your amendment must include the

complete text of Item 15, which includes the financial statements. Please file an amendment to your Form 10-K with the entirety of Item 15. Please also ensure you update your consent and certifications.

NRG Energy, Inc. Form 10-Q for the Quarterly Period Ended March 31, 2014

Condensed Consolidated Statements of Cash Flows, page 10

12. We note a financing cash flows line item titled "Net (payments for)/receipts from settlement of acquired derivatives that include financing elements." Please clarify what this line item includes and explain how you determined a financing activity classification was appropriate.

NRG Energy, Inc. Form 8-K/A Filed June 16, 2014

13. We note that your pro forma balance sheet presenting the acquisition of Edison Mission Energy reflects a purchase price adjustment of $1.3 billion that reduces the PP&E balance. Please explain to us what necessitated the substantial write down of the acquired PP&E and, in doing so, tell us why the acquiree had not previously recognized PP&E impairments.

NRG Yield, Inc. Form 10-K for the Year Ended December 31, 2013

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 35

14. Given your intention to distribute all or substantially all of the cash available for distributions each quarter as discussed on page 14, please consider disclosing whether you expect that comparable cash dividends will continue to be paid in the future, and if not, the nature of the change in the amount or rate of cash dividend payments. Refer to Item 201(c)(2) of Regulation S-K.

Selected Financial Data, page 37

15. Please disclose cash dividends declared per common share. Refer to Item 301 of Regulation S-K.

Management's Discussion and Analysis of financial Condition and the Results of Operations, page 38

Liquidity and Capital Resources, page 43

Capital Expenditures, page 45

16. Please disclose your material commitments for capital expenditures as of December 31, 2013 and indicate the general purpose of such commitments and the anticipated source of funds needed to fulfill such commitments. Refer to Item 303(a)(2)(i) of Regulation S-X.

17. We note that maintenance capital expenditures reduce your cash available for distribution. Please consider disclosing the amount of maintenance capital expenditures incurred for each period presented and the amount expected to be incurred in the next fiscal year. Also, please disclose your policy for determining what expenditures are classified as maintenance capital expenditures versus growth capital expenditures and provide examples of each. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

18. Please tell us and disclose whether you incurred any capital expenditures that had an element of both maintenance capital expenditures and growth capital expenditures, such as an expenditure that both maintained operating capacity and increased operating income or cash flow. If so, please revise your disclosure to quantify the portion allocated to growth capital expenditures for each of the periods presented. In your response, please show us what your disclosure would have looked like had such disclosures been provided in your current Form 10-K.

Schedule I, page 91

19. Please present the Schedule I financial statements of NRG Yield, Inc. (Parent) as of the same dates and periods presented in the audited financial statements of the registrant. Refer to Rule 12-04(a) of Regulation S-X.

20. Please disclose the amount of cash dividends received by the Parent for each of the last three fiscal years. Refer to Rule 12-04(b) of Regulation S-X.

GenOn Energy, Inc. Form 10-K for the Year Ended December 31, 2013

Management's Report on Internal Control Over Financial Reporting, page 46

21. Although you state that your internal control over financial reporting as of December 31, 2013 has been audited by KPMG LLP and that the audit report is included in this Form 10-K, no such audit report was included in your filing. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Yong Kim, Staff Accountant, at 202.551.3323 or Andrew Blume, Staff Accountant, at 202.551.3254 if you have questions regarding comments on the financial statements and related matters. Please contact Dean Brazier, Staff Attorney, at 202.551.3485 or me at 202.551.3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director

cc: Gerald T. Nowak